UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GEOEYE, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

37250W108
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue, 22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10171	New York, NY 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	37250W108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): *

14.	Type of Reporting Person (See Instructions): IA, IN
* Based on the information set forth in the Quarterly Report on Form 10-Q of GeoEye, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on November 9, 2010, there were 22,114,179 shares of the common stock, par value $0.01 per share (the “Common Shares”), of the Company outstanding as of November 5, 2010.  As of February 25, 2011 (and as of the filing date of this Schedule 13D Amendment No. 1), Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series IV Holdings, LLC, a Delaware limited liability company, held 22,380 and 1,960,620 Common Shares, respectively, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) of the Company.  Pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”), which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2010, the Series A Preferred Shares are convertible at any time at the option of the holder; provided, however, that the holder shall have no right to convert Series A Preferred Shares to the extent that at such time, after giving effect to such conversion, the beneficial owner of the Series A Preferred Shares would have acquired beneficial ownership of a number of Common Shares that exceeds 19.99% of the number of Common Shares outstanding at such time immediately after giving effect to such conversion.  The Series A Preferred Shares are convertible into such number of Common Shares as is obtained by (i) multiplying the number of Series A Preferred Shares to be converted by $1,000 and adding to such product an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such shares and (ii) dividing the result obtained pursuant to clause (i) by the “Conversion Price.”  The Conversion Price was initially $29.76, which is subject to certain adjustments as set forth in the Certificate of Designations.  As of February 25, 2011 (and as of the filing date of this Schedule 13D Amendment No. 1), the 80,000 Preferred Shares were convertible into 2,688,347 Common Shares.  The Series A Preferred Shares have no expiration date.  Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series IV Holdings, LLC and Cerberus Satellite LLC.  As a result, as of February 25, 2011 (and as of the filing date of this Schedule 13D Amendment No. 1), Mr. Feinberg may be deemed to beneficially own 4,671,347 Common Shares, or 18.8% of the Common Shares deemed issued and outstanding.

This Schedule 13D Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission by Stephen Feinberg on February 25, 2011 solely to restate the number of Common Shares into which the 80,000 Series A Preferred Shares were convertible as of February 25, 2011 and Mr. Feinberg’s corresponding beneficial ownership of Common Shares.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 5.   Interest in Securities of the Issuer.

       Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

       Based on the information set forth in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 9, 2010, there were 22,114,179 Common Shares of the Company outstanding as of November 5, 2010.  As of February 25, 2011 (and as of the filing date of this Amendment No. 1), Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series IV Holdings, LLC, a Delaware limited liability company, held 22,380 and 1,960,620 Common Shares, respectively, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 Series A Preferred Shares.  Pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”), which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2010, the Series A Preferred Shares are convertible at any time at the option of the holder; provided, however, that the holder shall have no right to convert Series A Preferred Shares to the extent that at such time, after giving effect to such conversion, the beneficial owner of the Series A Preferred Shares would have acquired beneficial ownership of a number of Common Shares that exceeds 19.99% of the number of Common Shares outstanding at such time immediately after giving effect to such conversion.  The Series A Preferred Shares are convertible into such number of Common Shares as is obtained by (i) multiplying the number of Series A Preferred Shares to be converted by $1,000 and adding to such product an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such shares and (ii) dividing the result obtained pursuant to clause (i) by the “Conversion Price.”  The Conversion Price was initially $29.76, which is subject to certain adjustments as set forth in the Certificate of Designations.  As of February 25, 2011 (and as of the filing date of this Amendment No. 1), the 80,000 Preferred Shares were convertible into 2,688,347 Common Shares.  The Series A Preferred Shares have no expiration date.  Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series IV Holdings, LLC and Cerberus Satellite LLC.  As a result, as of February 25, 2011 (and as of the filing date of this Amendment No. 1), Mr. Feinberg may be deemed to beneficially own 4,671,347 Common Shares, or 18.8% of the Common Shares deemed issued and outstanding.

       During the sixty days on or prior to February 25, 2011 and from February 25, 2011 through the filing of this Amendment No. 1, there were no transactions effected in the Common Shares, or securities convertible into, exercisable for or exchangeable for the Common Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2011

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).